SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated February 4, 2003

                              ____________________

                        TURKCELL ILETISIM HIZMETLERI A.S

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 80050 Tepebasi
                                Istanbul, Turkey
                              ____________________
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of
                             Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

           Indicate by check mark if the registrant is submitting the
                       Form 6-K in paper as permitted by
                         Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


           Indicate by check mark if the registrant is submitting the
                       Form 6-K in paper as permitted by
                         Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

           Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
            Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:       "Turkcell Provides Update on Pamukbank Takeover"



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[GRAPHIC OMITTED]


                                                     FOR IMMEDIATE RELEASE



                 TURKCELL PROVIDES UPDATE ON PAMUKBANK TAKEOVER


Istanbul, Turkey: February 4, 2003--Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, today announces information regarding the agreement between the Cukurova Group, one of Turkcell's principal shareholders and the Banking Regulatory and Supervision Agency ("the BRSA"), the Turkish banking regulator. Since Turkcell is not a party to the agreement between Cukurova Group and the BRSA, the following information regarding the agreement was provided to Turkcell by the Cukurova Group.

The BRSA announced that it signed an agreement with the Cukurova Group regarding the Pamukbank takeover. According to the agreement, the Savings Depository Insurance Fund ("the SDIF") will retain the shares of Pamukbank previously owned by the Cukurova Group, however, the Turkcell shares owned by Pamukbank will be transferred to the SDIF and Cukurova Group will purchase those shares in a month's time after the agreement becomes effective. In addition, within two years the Cukurova Group must sell its shares in Yapi ve Kredi Bankasi A.S., another bank controlled by the Cukurova Group which will retain its ownership in Turkcell. However, the Cukurova Group has the option to buy the Turkcell shares owned by Yapi ve Kredi Bankasi A.S. when the Cukurova Group sells its shares in Yapi ve Kredi Bankasi A.S. within the time period specified by the agreement. There is currently no pledge on Turkcell shares or assets established by the agreement between the Cukurova Group and the BRSA. However, when the Turkcell shares currently owned by Pamukbank are sold to the Cukurova Group, such shares will be pledged to the SDIF until such time as the Cukurova Group has satisfied all of its obligations under the agreement between itself and the BRSA.

As Turkcell has stated previously, on June 18, 2002, the BRSA originally transferred the management and supervision of Pamukbank, one of Turkcell's shareholders to the SDIF citing, among other things, a failure to meet capital requirements.



                               www.turkcell.com.tr

About Turkcell


Turkcell is the leading GSM operator in Turkey with approximately 15.7 million postpaid and prepaid customers as of Dec 31, 2002. Turkcell had revenues of US$ 1,469.0 million and adjusted EBITDA of US$534.2 million as of Sep 30, 2002. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants as of Sep 30, 2002. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey.


            For further information please contact:



Turkcell                                   Citigate Dewe Rogerson


Investors:                                 Europe
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500
Email: koray.ozturkler@turkcell.com.tr     Kate Delahunty/Oskar Yasar
                                           Tel: +44 20 7282 2934
Mehmet Sezgin, Investor Relations               Email: kate.delahunty
Tel: + 90 212 313 1290                                   @citigatedr.co.uk
Email: MEHMET.SEZGIN@TURKCELL.COM.TR                   Oskar.yasar@citigatedr.
                                                         co.uk
investor.relations@turkcell.com.tr
                                           United States

Media:                                     Victoria Hofstad/Patrick Hughes
Zuhal Seker, Corporate Communications      Tel: +1 212 688 6840
Tel: + 90 212 313 2330                     Email: victoria.hofstad@citigatedr-
Email: zuhal.seker@turkcell.com.tr                  ny.com
                                                  patrick.hughes@citigatedr
Okan Karagoz, Corporate Communications            -ny.com
Tel: + 90 212 313 2314
Email: okan.karagoz@turkcell.com.tr



Internet: WWW.TURKCELL.COM.TR


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SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         TURKCELL ILETISIM HIZMETLERI A.S.


Date:    February 4, 2003                By:  /s/ MUZAFFER AKPINAR
                                         --------------------------------
                                         Name:    Muzaffer Akpinar
                                         Title:   Chief Executive Officer